Exhibit 12.1
Marsh & McLennan Companies, Inc. and Subsidiaries Ratio of Earnings to Fixed Charges (In millions, except ratios)
	Three Months Ended March 31,			Years Ended December 31,
	2005 (Unaudited)	2004	2003	2002	2001	2000

Earnings
Income before income taxes and minority
interest	$212	$450	$2,335	$2,133	$1,590	$1,955
Interest expense	69	219	185	160	196	247
Portion of rents representative of
the interest factor	46	168	156	132	122	120

	$327	$837	$2,676	$2,424	$1,908	$2,322

Fixed Charges
Interest expense	$69	$219	$185	$160	$196	$247
Portion of rents representative of
the interest factor	46	168	156	132	122	120

	$115	$387	$341	$292	$318	$367

Ratio of Earnings to Fixed Charges	2.8	2.2	7.8	8.3	6.0	6.3